November 9, 2010

Via EDGAR Only

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Positron Corporation
Registration Statement on Form SB-2
File No. 333-145217
Request for Withdrawal of Withdrawal Request

Ladies and Gentlemen:

Positron Corporation (the “Company”) hereby requests that its withdrawal request with respect to the Registration Statement on Form SB-2 (File No. 333-145217), made pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), be withdrawn.  The Company is withdrawing the withdrawal request as it has been advised by the Commission that the request was not signed in accordance with Rule 477 of the Securities Act.

Should you have any questions, please call the undersigned at (866) 613-7587 or Peter Campitiello, Esq., at Tarter Krinsky & Drogin LLP at (212) 216-8085.

Sincerely,

POSITRON CORPORATION

By:	/s/ Patrick G. Rooney
Patrick G. Rooney
Chief Executive Officer and Chairman of the Board

7715 Loma Ct., Suite A • Fishers, IN 46038 • Toll Free: 866.613.7587• Phone: 317.576.0183 • Fax: 317.576.0358